Exhibit (k)

HSBC CHINA DRAGON FUND

Annual Report 2010

HSBC

Global Asset Management

Contents

Page(s)

Investment adviser’s report	1

Trustee’s report	2

Independent auditor’s report to the unitholders	3

Statement of assets and liabilities	4

Statement of comprehensive income	5

Statement of changes in equity	6

Cash flow statement	7

Notes to the financial statements	8

Investment portfolio	23

Statement of movements in portfolio holdings	26

Performance table	26

Administration and management	27

Investment adviser’s report

Review

From 2nd quarter of 2009 to 1st quarter of 2010, the H-share and MSCI China index rebounded by 53.6% and 54.5% respectively from their low points on stronger-than-expected economic data flow. The pick-up in economic activities in China and additional measures to stimulate consumption and boost investment all helped to drive the strong rebound in China’s economy. For 1st quarter of 2010, China’s GDP rose 11.9% from a year earlier, the fastest pace in almost three years.

Strong economic data is adding to inflation pressure, which rose 2.4% in March 2010, although this is still below the government’s target of 3%. To begin the process of normalizing the record stimulus measures, China raised the bank reserve requirement ratio twice so far in 2010 to curb liquidity and reduce the risk of a hard landing. China targets a 22% reduction in new loans from a record of US$1.4 trillion last year. China has effectively moved from managing recovery to managing growth. The government has stated that it will use flexible and targeted measures to ensure stable and sustainable economic growth. To reduce the potential of overheating in certain areas, the government has reduced support measures, such as the reduction in the preferential mortgage rate to cool the rapid rise in property prices.

In March, the annual session of the National People’s Congress concluded with the announcement that the Central Government’s fixed asset investment growth will slow this year while spending on healthcare, agriculture, social security and public housing will increase. This forms part of government initiatives to achieve more balanced development and balanced income distribution to narrow the wage gap in China in order to boost consumption.

Market outlook

The Manager remains positive on the China market from a medium to long-term perspective as she expects the rise in consumption and private investment, as well as the strong rebound in the export sector, can drive GDP growth.

While recent concerns on inflation and credit tightening have caused market jitters, government policy is likely to remain supportive for equities. The recent tightening was aimed at reducing excess liquidity, and reflects the government’s confidence that the economy has adequately recovered and is on a strong growth trajectory.

The case for investing in China remains strong as supported by its undemanding valuation. Continuous government stimulus to encourage domestic consumption, and the recovery in private and export sectors will contribute to long-term economic growth in China.

For and on behalf of

Halbis Capital Management (Hong Kong) Limited

30 April 2010

Trustee’s report to the unitholders of HSBC China Dragon Fund

We hereby confirm that, in our opinion, the Manager has in all material respects, managed HSBC China Dragon Fund (“the Fund”) in accordance with the provisions of the Trust Deed dated 20 June 2007, as amended, for the year ended 31 March 2010.

)
)
Amy P C FUNG	)	For and on behalf of
Bertha M H TAM	)	HSBC Institutional Trust Services (Asia) Limited, Trustee
)
)

13 July 2010

Independent auditor’s report to the unitholders of HSBC China Dragon Fund

We have audited the financial statements of HSBC China Dragon Fund (“the Fund”) set out on pages 4 to 22, which comprise the statement of assets and liabilities as at 31 March 2010, and the statement of comprehensive income, the statement of changes in equity and the cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Trustee’s and Manager’s responsibilities for the financial statements

The Trustee and the Manager are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), and for ensuring that the financial statements comply with the relevant disclosure provisions of the Trust Deed dated 20 June 2007, as amended, and the relevant disclosure requirements set out in Appendix E to the Hong Kong Code on Unit Trusts and Mutual Funds (“the Code”) issued by the Hong Kong Securities and Futures Commission. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Trustee and the Manager, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the Fund as at 31 March 2010 and of its transactions and cash flows for the year ended 31 March 2010 in accordance with Hong Kong Financial Reporting Standards, and have been properly prepared in accordance with the relevant disclosure provisions of the Trust Deed dated 20 June 2007, as amended, and the relevant disclosure requirements of the Code.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

13 July 2010

Statement of assets and liabilities

As at 31 March 2010

	Note	2010	2009
		HK$	HK$
Assets

Investments at fair value through profit or loss	7, 12	3,307,881,739	2,213,433,658
Amounts receivable on sale of investments		29,317,482	73,869,889
Dividend and other receivables		3,203,192	2,395,952
Cash and cash equivalents	8(d)	165,431,204	85,811,063

Total assets		3,505,833,617	2,375,510,562

Liabilities

Taxation	6	55,236,173	30,104,377
Amounts payable on purchases of investments		41,686,016	59,867,991
Accrued expenses and other payables	8(a), (b) & (c)	5,466,435	3,584,762

Total liabilities		102,388,624	93,557,130

Net assets attributable to unitholders		3,403,444,993	2,281,953,432

Representing:
Total equity		3,403,444,993	2,281,953,432

Number of units in issue	10	371,910,000	371,910,000

Net asset value per unit		9.15	6.14

Approved and authorised for issue by the Trustee and the Manager on 13 July 2010

)
Amy P C FUNG	)	For and on behalf of
Bertha M H TAM	)	HSBC Institutional Trust Services (Asia) Limited, Trustee
)
)

)
LAM Po Yee	)	For and on behalf of
Edmund Richard STOKES	)	HSBC Global Asset Management (Hong Kong) Limited
)
)

The notes on pages 8 to 22 form part of these financial statements.

Statement of comprehensive income

For the year ended 31 March 2010

	Note	2010	2009
		HK$	HK$
Dividend income		44,118,283	41,391,830
Interest income on deposits	4, 8(d)	674,088	1,069,251
Net gains/(losses) from investments	5	1,183,373,551	(1,065,043,459)
Net foreign exchange gain		6,775	789,962
Other income		27	29

Net investment gain/(loss)		1,228,172,724	(1,021,792,387)

Expenses

Management fees	8(a)	(46,834,474)	(37,846,166)
Transaction costs	8(e)	(23,501,050)	(17,818,968)
Trustee’s fees	8(b)	(3,340,698)	(2,740,308)
Custodian fees	8(c)	(1,842,072)	(1,588,183)
Auditor’s remuneration		(400,450)	(272,850)
Other operating expenses		(1,806,186)	(1,157,480)

Operating expenses		(77,724,930)	(61,423,955)

Profit/(loss) before taxation		1,150,447,794	(1,083,216,342)

Taxation	6	(28,956,233)	(5,022,620)

Increase/(decrease) in net assets attributable to unitholders and total comprehensive income for the year		1,121,491,561	(1,088,238,962)

The notes on pages 8 to 22 form part of these financial statements.

Statement of changes in equity

For the year ended 31 March 2010

	2010	2009
	HK$	HK$

Balance at the beginning of the year	2,281,953,432	3,370,192,394

Increase/(decrease) in net assets attributable to unitholders and total comprehensive income for the year	1,121,491,561	(1,088,238,962)

Balance at the end of the year	3,403,444,993	2,281,953,432

The notes on pages 8 to 22 form part of these financial statements.

Cash flow statement

For the year ended 31 March 2010

	2010	2009
	HK$	HK$

Operating activities

Interest income received	674,088	1,144,374
Dividend income received	43,318,803	41,391,830
Management fees paid	(45,116,955)	(39,538,242)
Trustee’s fees paid	(3,225,930)	(2,872,544)
Transaction costs paid	(23,501,050)	(17,818,968)
Other operating expenses paid	(8,205,884)	(2,416,190)

Net cash used in operating activities	(36,056,928)	(20,109,740)

Investing activities

Other income received	27	29
QFII custodian deposit placed	(7,760)	(50,766)
Proceeds from sales of investments	4,656,755,444	3,135,047,675
Payments for purchases of investments	(4,541,459,541)	(3,199,420,968)

Net cash generated from/(used in) investing activities	115,288,170	(64,424,030)

Net increase/(decrease) in cash and cash equivalents	79,231,242	(84,533,770)

Cash and cash equivalents at the beginning of the year	85,811,063	169,925,839

Effect of foreign exchange rates changes	388,899	418,994

Cash and cash equivalents at the end of the year	165,431,204	85,811,063

The notes on pages 8 to 22 form part of these financial statements.

Notes to the financial statements

For the year ended 31 March 2010

1                         Background

HSBC China Dragon Fund (“the Fund”) is a closed-ended unit trust governed by its Trust Deed dated 20 June 2007 (“the Trust Deed”), as amended. The Fund is authorized by the Hong Kong Securities and Futures Commission (“the SFC”) under Section 104(1) of the Hong Kong Securities and Futures Ordinance (“HKSFO”). The Fund is also listed on The Stock Exchange of Hong Kong Limited (“the Stock Exchange”) (a subsidiary of the Hong Kong Exchanges and Clearing Limited). The period fixed for the duration of the Fund is eighty years after the date of inception.

The investment objective of the Fund is to achieve long-term capital growth by investing primarily in listed companies established or operating in the People’s Republic of China (“PRC”) or listed companies that are positioned to benefit from the strong economic growth potential and promising investment opportunities in the PRC, including but not limited to A Shares, B Shares, H Shares and shares issued by Red Chip Companies and other companies which carry out a significant proportion of their business activities in the PRC.

Under the prevailing regulations in the PRC, foreign investors can invest in the PRC A-Share market through institutions that have obtained qualified foreign institutional investor (“QFII”) status in the PRC. The Fund itself is not a QFII, but may invest directly in A Shares via the US$200 million QFII investment quota obtained by HSBC Global Asset Management (Hong Kong) Limited (“the Manager”).

Pursuant to the general meeting held on 17 November 2009, an extraordinary resolution was passed to enable the Manager during the relevant period, as defined below, to repurchase units, not more than 10% of the aggregate number of units in issue. The repurchase is subject to and in accordance with the Trust Deed, the laws of Hong Kong, the Code on Unit Trusts and Mutual Funds and the guidelines issued by the SFC.

The relevant period means the period from the date of the passing of this extraordinary resolution until the earlier of:

(i)                        the expiration of 12 months following the passing of this extraordinary resolution; and

(ii)                     the passing of an ordinary resolution by the holders of the Fund in general meeting revoking or varying the authority give to the Manager by this extraordinary resolution.

There were no repurchase of units by the Manager during the period from the date of passing the extraordinary resolution to the year end date.

2                         Significant accounting policies

(a)                    Statement of compliance

The financial statements of the Fund have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong, the relevant disclosure provisions of the Trust Deed, as amended, and the relevant disclosure requirements of the Hong Kong Code on Unit Trusts and Mutual Funds issued by the SFC. A summary of the significant accounting policies adopted by the Fund is set out below.

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Fund. Note 3 provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Fund for the current and prior accounting periods reflected in these financial statements.

Notes to the financial statements

For the year ended 31 March 2010

2                         Significant accounting policies (continued)

(b)                    Basis of preparation of the financial statements

The functional and presentation currency of the Fund is Hong Kong dollars reflecting the fact that the units of the Fund are issued in Hong Kong dollars.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that investments are stated at their fair value as explained in the accounting policies set out below.

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(c)                     Financial instruments

(i)                       Classification

All of the Fund’s investments are classified as financial assets at fair value through profit or loss. This category comprises financial instruments held for trading, which are instruments that the Fund has acquired principally for the purpose of short-term profit-taking. These include investments in equity and debt securities.

Financial assets that are classified as receivables include dividend and other receivables.

Financial liabilities that are not at fair value through profit or loss include amounts payable on purchases of investments, accrued expenses and other payables.

(ii)                    Recognition

The Fund recognises financial assets and financial liabilities on the date it becomes a party to the contractual provisions of the instruments.

A regular way purchase or sale of financial assets and financial liabilities is recognised using trade date accounting. From this date, any gains and losses arising from changes in fair value of the financial assets or financial liabilities are recorded.

Financial liabilities are not recognised unless one of the parties has performed their obligations under the contract or the contract is a derivative contract not exempted from the scope of HKAS 39.

(iii)                 Measurement

Financial instruments are measured initially at fair value (transaction price). Transaction costs on financial assets and financial liabilities at fair value through profit or loss are expensed immediately, while on other financial instruments they are amortised.

Subsequent to initial recognition, all instruments classified at fair value through profit or loss are measured at fair value with changes in their fair values recognised in profit or loss.

Notes to the financial statements

For the year ended 31 March 2010

2                         Significant accounting policies (continued)

(c)                     Financial instruments (continued)

(iii)                 Measurement (continued)

Financial assets classified as receivables are carried at amortised cost using the effective interest method less impairment loss, if any.

Financial liabilities, other than those at fair value through profit or loss, are measured at amortised cost using the effective interest method.

(iv)                Fair value measurement principles

The fair value of financial instruments is based on their quoted market prices at the date of the statement of assets and liabilities without any deduction for estimated future selling costs. Financial assets are priced at current bid prices, while financial liabilities are priced at current asking prices.

If a quoted market price is not available on a recognised stock exchange or from a broker/dealer for non-exchange-traded financial instruments, the fair value of the instrument is estimated using valuation techniques, including use of recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow techniques, option pricing models or any other valuation technique that provides a reliable estimate of prices obtained in actual market transactions.

Where pricing models are used, inputs are based on market data at the date of the statement of assets and liabilities. Fair values for unquoted equity instruments are estimated, if possible, using applicable price/ratios for similar listed companies adjusted to reflect the specific circumstances of the issuer.

Net gain/(loss) from investments is included in profit or loss. Realised gains and losses include net gains or losses on contracts which have been settled or for which offsetting contracts have been entered into.

(v)                   Impairment

Financial assets that are stated at cost or amortised cost are reviewed at each date of the statement of assets and liabilities to determine whether there is objective evidence of impairment. If any such indication exists, an impairment loss is recognised in profit or loss as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s effective interest rate.

If in a subsequent period the amount of an impairment loss recognised on a financial asset carried at amortised cost decreases and the decrease can be linked objectively to an event occurring after the write-down, the write-down is reversed through profit or loss.

(vi)                Derecognition

The Fund derecognises a financial asset when the contractual rights to receive the cash flows from the financial asset expire, or where the financial asset together with substantially all the risks and rewards of ownership have been transferred.

Assets held for trading that are sold are derecognised and corresponding receivables from the brokers are recognised as of the date the Fund commits to sell the assets.

A financial liability is derecognised when the obligation specified in the contract is discharged, cancelled or expires.

The Fund uses the weighted average method to determine realised gains and losses to be recognised in profit or loss on derecognition.

Notes to the financial statements

For the year ended 31 March 2010

2                         Significant accounting policies (continued)

(c)                     Financial instruments (continued)

(vii)             Offsetting

Financial assets and liabilities are offset and the net amount is reported in the statement of assets and liabilities when the Fund has a legally enforceable right to set off the recognised amounts and the transactions are intended to be settled on a net basis, or simultaneously, e.g. through a market clearing mechanism.

(viii)          Cash and cash equivalents

Cash and cash equivalents comprise deposits with banks. Cash equivalents are short-term highly liquid investments that are readily convertible to known amounts of cash, are subject to an insignificant risk of changes in value, and are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

(d)                    Revenue recognition

Provided it is probable that the economic benefits will flow to the Fund and the revenue and costs if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

Interest income

Interest income is recognised in profit or loss as it accrues, using the effective interest method. Interest income on bank deposits is disclosed separately on the face of the statement of comprehensive income. Interest income on debt securities is included in net gain/(loss) from investments.

Dividend income

Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend. Dividends from other investments are recognised in profit or loss as dividend income when declared.

In same cases, the Fund may receive or choose to receive dividends in the form of additional shares rather than cash. In such cases, the Fund recognises the dividend income for the amount of the equivalent cash dividends with the corresponding debit treated as an additional investment.

(e)                     Expenses

All expenses are recognised in profit or loss on an accruals basis.

(f)                       Taxation

Taxation comprises current tax and deferred tax. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the date of the statement of assets and liabilities.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that is probable that future taxable profits will be available against which the asset can be utilised, are recognised.

Notes to the financial statements

For the year ended 31 March 2010

2                         Significant accounting policies (continued)

(g)                    Translation of foreign currency

Foreign currency transactions during the year are translated into Hong Kong dollars at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the foreign exchange rates ruling at the date of the statement of assets and liabilities. Exchange gains and losses are recognised in profit or loss.

(h)                    Related parties

For the purposes of these financial statements, a party is considered to be related to the Fund if:

(i)                       the party has the ability, directly or indirectly, through one or more intermediaries, to control the Fund or exercise significant influence over the Fund in making financial and operating policy decisions, or has joint control over the Fund;

(ii)                    the Fund and the party are subject to common control;

(iii)                 the party is an associate of the Fund;

(iv)                the party is a member of key management personnel of the Fund or the Fund’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals; or

(v)                   the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the Fund.

(i)                       Foreign exchange gains and losses

Foreign exchange gains and losses on financial assets and financial liabilities at fair value through profit or loss are recognised together with other changes in the fair value. Included in the profit or loss line item “net foreign exchange gain” are net foreign exchange gain on monetary financial assets and financial liabilities other than those classified at fair value through profit or loss.

(j)                       Units in issue

The Fund classifies financial instruments issued as financial liabilities or equity instruments in accordance with the substance of the contractual terms of the instruments.

The Fund has one class of units in issue which is not redeemable by the unitholders. Upon termination of the Fund, the unitholders are entitled to all net cash proceeds derived from the sale or realisation of the assets of the Fund less any liabilities, in accordance with their proportionate interest in the Fund at the date of termination. The units are classified as equity in accordance with HKAS 32.

(k)                    Segment reporting

An operating segment is a component of the Fund that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relates to transactions with any of the Fund’s other components, whose operating results are reviewed regularly by the chief operating decision maker to make decisions about resources allocated to the segment and assess its performance, and for which discrete financial information is available. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The chief operating decision maker of the Fund is identified as the Manager, HSBC Global Asset Management (Hong Kong) Limited.

Notes to the financial statements

For the year ended 31 March 2010

3                         Changes in accounting policies

The HKICPA has issued one new HKFRS, a number of amendments to HKFRSs and new Interpretations that are first effective for the current accounting period of the Fund. Of these, the following developments are relevant to the Fund’s financial statements:

•                             HKAS 1 (revised 2007), Presentation of financial statements

•                             Amendments to HKFRS 7, Financial instruments: Disclosures — Improving disclosures about financial instruments

•                             HKFRS 8, Operating segments

The impact of these developments is as follows:

•                             As a result of the adoption of HKAS 1 (revised 2007), all transactions with equity owners have been presented in the statement of changes in equity, whereas all other items of income and expense are presented in the statement of comprehensive income.

The application of the revised standard did not have any impact on the Fund’s financial statements as the Fund has no components of other comprehensive income other than profit or loss for the period.

•                             The Fund has applied amendments to HKFRS 7, which require enhanced disclosures about fair value measurements and liquidity risk in respect of financial instruments.

The amendments require that fair value measurement disclosures use a three-level fair value hierarchy that reflects the significance of the inputs used in measuring fair values of financial instruments. Specific disclosures are required when fair value measurements are categorised as Level 3 (significant unobservable inputs) in the fair value hierarchy. The amendments require that any significant transfer between Level 1 and Level 2 of the fair value hierarchy be disclosed separately, distinguishing between transfers into and out of each level. Furthermore, changes in valuation techniques from one period to another, including the reasons therefore, are required to be disclosed for each class of financial instruments.

The Fund has taken advantage of the transitional provisions set out in the amendments to HKFRS 7, under which comparative information for the newly required disclosures about the fair value measurements of financial instruments has not been provided. Revised disclosures in respect of fair values of financial instruments are included in note 12.

•                             HKFRS 8 replaces HKAS 14 and expands the scope to include entities that file, or are in the process of filing, their financial statements with securities commissions or other regulatory organisations for the purposes of issuing any class of instruments in the public market. The standard is applicable to the financial statements as the Fund is authorised by the SFC under Section 104(1) of HKSFO to issue units to the public in Hong Kong and are required to file these financial statements with the SFC.

The standard requires segment disclosure to be based on the way that the Fund’s chief operating decision maker in assessing segment performance and making decisions about operating matters. The chief operating decision maker has been identified as the Manager, who considers that the Fund has only one operating segment (see note 13).

The Fund has not applied any new standard or Interpretation that is not yet effective for the current accounting period.

4                         Interest income on deposits

The Fund earned all its interest income from cash and cash equivalents.

Notes to the financial statements

For the year ended 31 March 2010

5                         Net gains/(losses) from investments

	2010	2009
	HK$	HK$

Net gains/(losses) from investments
– Realised gains/(losses)	435,539,578	(1,242,408,461)
– Unrealised gains	747,833,973	177,365,002

	1,183,373,551	(1,065,043,459)

Gains and losses presented above exclude dividend income.

6                         Taxation

No provision for Hong Kong Profits Tax has been made in the financial statements as the Fund is exempted from taxation under section 26A (1A) of the Hong Kong Inland Revenue Ordinance.

Under the current general provisions of the PRC Corporate Income Tax Law and published tax circulars, the Fund would be subject to PRC withholding tax at the rate of 10% in respect of its PRC sourced income earned, including capital gains realised on the sale of PRC listed companies, dividend income derived from PRC listed companies and interest income earned in respect of PRC bank deposits and corporate bonds. This withholding taxation basis should apply as it is intended that the Fund would be managed and operated in such a manner that it would not be considered a tax resident enterprise in China or otherwise as having a taxable permanent establishment in the PRC. The 10% withholding tax rate may be further reduced under an applicable tax treaty which the PRC has entered into with the jurisdiction in which the beneficial owner of the relevant income is a resident. However, in the Fund’s case, as the beneficial owners of the Fund may be difficult to identify precisely to the satisfaction of the PRC tax authorities, any preferential tax treatment under an applicable tax treaty/ tax arrangement would unlikely to be applied. On this basis, the 10% withholding tax rate would likely be applicable in respect of the Fund’s PRC sourced income.

The Offering Circular of the Fund gives the Manager the right to provide for withholding tax on such gains or income and withhold the tax for the account of the Fund. On the basis of the available information, the Manager has determined that it is appropriate to provide for PRC taxation at the withholding tax rate of 10% on realised gains on A-shares, dividend income from A, B and H shares and interest income from PRC bank deposits and corporate bonds in the financial statements.

Taxation in the statement of comprehensive income represents:

	2010	2009
	HK$	HK$

PRC dividend and interest income withholding tax	4,400,383	1,407,950
PRC capital gains tax	24,555,850	3,614,670

	28,956,233	5,022,620

Notes to the financial statements

For the year ended 31 March 2010

7                         Investments at fair value through profit or loss

	2010	2009
	HK$	HK$

Listed equity securities
– in Hong Kong	1,763,848,759	1,022,131,374
– outside Hong Kong	1,544,032,980	1,188,857,157

	3,307,881,739	2,210,988,531

Listed debt securities
– bonds	—	2,445,127

	3,307,881,739	2,213,433,658

8                         Related party transactions

The following is a summary of transactions with related parties for the year. All such transactions were entered into in the ordinary course of business and on normal commercial terms.

(a)                Management fees

The fee payable to the Manager is calculated at the rate of 1.5% per annum of the net asset value of the Fund payable monthly in arrears. Any fees payable to the Investment Adviser should be borne by the Manager. The management fee charged by the Fund in respect of the year and payable at the end of the year amounted to $46,834,474 (2009: $37,846,166) and $4,532,163 (2009: $2,814,644) respectively.

The Fund has invested directly in A Shares via the US$200 million QFII investment quota obtained by the Manager.

(b)                Trustee’s fees

The fee payable to the Trustee is calculated at the rate of 0.125% per annum for the first $390 million of the net asset value, and 0.1% per annum thereafter. The trustee fee is accrued daily and payable in arrears on a monthly basis. The trustee fee charged by the Fund in respect of the year and payable at the end of the year amounted to $3,340,698 (2009: $2,740,308) and $355,107 (2009: $240,339) respectively.

(c)                 Custodian fees

The custodian fee is calculated at the rate of 0.1% per annum of the net asset value of the assets held by the QFII custodian as determined by the QFII custodian (based on the actual number of calendar days in a year). The custodian fee charged by the Fund in respect of the year and payable at the end of the year amounted to $1,842,072 (2009: $1,588,183) and $24,884 (2009: $31,362) respectively.

(d)                Bank balances

Bank balances are maintained with the Trustee. The bank balances held with the Trustee as at 31 March 2010 amounted to $165,431,204 (2009: $85,811,063). During the year, interest earned on the above bank balances was $674,088 (2009: $1,069,251).

Notes to the financial statements

For the year ended 31 March 2010

8                         Related party transactions (continued)

(e)                        In its purchases and sales of investments, the Fund utilises the brokerage services of The Hongkong and Shanghai Banking Corporation Limited. Details of transactions effected through this company are as follows:

	2010	2009
	HK$	HK$

Commission paid for the year	397,798	226,355
Average rate of commission	0.21%	0.20%
Total aggregate value of such transactions for the year	185,024,245	113,177,338
Percentage of such transactions in value to total transactions for the year	2.03%	1.78%

9                         Soft dollar practices

The Manager, the Investment Adviser or any of its connected persons may effect transactions by or through the agency of another person (or person connected with him) with whom it has an arrangement under which that party will from time to time provide it with or procure for it goods, services or other benefits (such as research and advisory services, portfolio analysis or computer hardware and software incidental to such goods or services) the nature of which is such that their provision is of demonstrable benefit to the unitholders as a whole and for which no direct payment is made but instead the Manager, the Investment Adviser or any of its connected persons undertake to place business with that party. For the avoidance of doubt, such goods and services do not include travel, accommodation, entertainment, general administrative goods or services, general office equipment or premises, membership fees, employee salaries or direct money payments.

10                  Units in issue

	2010	2009

Number of units in issue brought forward and carried forward	371,910,000	371,910,000

The Fund is a closed-ended unit trust. There was no subscription and redemption of units during the year.

11                  Financial instruments and associated risks

The Fund maintains investment portfolio in a variety of listed financial instruments as dictated by its investment management strategy. The investment objective of the Fund is to achieve long-term capital growth by investing primarily in listed companies established or operating in the PRC or listed companies that are positioned to benefit from the strong economic growth potential and promising investment opportunities in the PRC, including but not limited to A Shares, B Shares, H Shares and shares issued by Red Chip Companies and other companies which carry out a significant proportion of their business activities in the PRC. The risk exposures inherent in the Fund as at 31 March 2010 are summarised below. Details of such investments held as at 31 March 2010 are shown in the investment portfolio.

The Fund’s investing activities expose it to various types of risks that are associated with the financial instruments and markets in which it invests. The Manager and the Trustee have set out below the most important types of financial risks inherent in each type of financial instruments. The Manager and the Trustee would like to highlight that the following list of associated risks only sets out some of the risks but does not purport to constitute an exhaustive list of all the risks inherent in an investment in the Fund. Investors should note that additional information in respect of risks associated with investment in the Fund can be found in the Fund’s offering document.

During the year, the Manager invested in financial instruments which the Manager considered are commensurate with the risk level of the Fund in accordance with its investment objective.

The nature and extent of the financial instruments outstanding at the date of the statement of assets and liabilities and the risk management policies employed by the Fund are discussed below.

Notes to the financial statements

For the year ended 31 March 2010

11                  Financial instruments and associated risks (continued)

(a)                Market risk

(i)                  Price risk

Price risk is the risk that value of the instrument will fluctuate as a result of changes in market prices, whether caused by factors specific to an individual investment, its issuer or all factors affecting all instruments traded in the market.

The Fund is exposed to price risk arising from changes in market price of equity instruments. Price risk is managed by investments across different industries in accordance with the investment objective of the Fund.

Price sensitivity

The impact on a 5% increase in value of the investments at 31 March 2010, with all other variables held constant, is shown below. An equal change in the opposite direction would have reduced the net assets attributable to unitholders by an equal but opposite amount. The analysis is performed on the same basis for 2009.

	2010			2009
	% of		Effect on	% of		Effect on
	total	Change	net assets	total	Change	net assets
	net	in equity	attributable to	net	in equity	attributable to
	assets	price	the unitholders	assets	price	the unitholders
		%	HK$		%	HK$

Investment assets

Listed equity investments:
– in Hong Kong	51.83	5	88,192,438	44.79	5	51,106,569
– outside Hong Kong	45.36	5	77,201,649	52.21	5	59,442,858

	97.19		165,394,087	97.00		110,549,427

(ii)               Interest rate risk

Interest rate risk arises from change in interest rates which may inversely affect the value of debt securities and therefore result in a potential gain or loss to the Fund. The Fund’s interest rate risk is managed on an ongoing basis by the Manager in accordance with policies and procedures in place.

Notes to the financial statements

For the year ended 31 March 2010

11                  Financial instruments and associated risks (continued)

(a)                Market risk (continued)

(ii)               Interest rate risk (continued)

The following table indicates the expected next repricing dates (or maturity dates whichever are earlier) for interest bearing assets and liabilities at the date of statement of assets and liabilities.

	2010
	1 year	Over	Non-interest
	or less	5 years	bearing	Total
	HK$	HK$	HK$	HK$

Assets

Investments at fair value through profit or loss	—	—	3,307,881,739	3,307,881,739
Amount receivable on sale of investments	—	—	29,317,482	29,317,482
Dividend and other receivables	—	—	3,203,192	3,203,192
Cash and cash equivalents	117,155,914	—	48,275,290	165,431,204

Total assets	117,155,914	—	3,388,677,703	3,505,833,617

Liabilities

Taxation	—	—	(55,236,173)	(55,236,173)
Amounts payable on purchases of investments	—	—	(41,686,016)	(41,686,016)
Accrued expenses and other payables	—	—	(5,466,435)	(5,466,435)

Total liabilities	—	—	(102,388,624)	(102,388,624)

Total interest sensitivity gap	117,155,914	—

	2009
	1 year	Over	Non-interest
	or less	5 years	bearing	Total
	HK$	HK$	HK$	HK$

Assets

Investments at fair value through profit or loss	—	2,445,127	2,210,988,531	2,213,433,658
Amount receivable on sales of investments	—	—	73,869,889	73,869,889
Dividend and other receivables	—	—	2,395,952	2,395,952
Cash and cash equivalents	27,078,418	—	58,732,645	85,811,063

Total assets	27,078,418	2,445,127	2,345,987,017	2,375,510,562

Liabilities

Taxation	—	—	(30,104,377)	(30,104,377)
Amounts payable on purchases of investments	—	—	(59,867,991)	(59,867,991)
Accrued expenses and other payables	—	—	(3,584,762)	(3,584,762)

Total liabilities	—	—	(93,557,130)	(93,557,130)

Total interest sensitivity gap	27,078,418	2,445,127

Notes to the financial statements

For the year ended 31 March 2010

11                  Financial instruments and associated risks (continued)

(a)                Market risk (continued)

(ii)               Interest rate risk (continued)

Interest rate sensitivity

Assuming all other factors unchanged, an increase of 50 basis points in interest rates as at the date of the statement of assets and liabilities, the net assets attributable to the unitholders and changes in net assets attributable to unitholders would have increased by $585,780 (2009: $147,618); an equal change in the opposite direction would have reduced the net asset attributable to unitholders by an equal amount. The analysis is performed on the same basis for 2009.

(iii)            Currency risk

The Fund may invest in financial investments and enter into transactions denominated in currencies other than its functional currency. Consequently, the Fund is exposed to risks that the exchange rate of its functional currency relative to other foreign currencies may change in a manner that has an adverse effect on the value of that portion of the Fund’s assets or liabilities denominated in currencies other than the Hong Kong dollars (“HKD”).

The fluctuations in the rate of exchange between the currency in which the asset or liability is denominated and the functional currency could result in an appreciation or depreciation in the fair value of that asset or liability. The Manager may attempt to mitigate this risk by using financial derivative instruments.

In accordance with the Fund’s policy, the Manager monitors the Fund’s currency exposure on an ongoing basis.

At the date of the statement of assets and liabilities the Fund had the following exposure:

	Assets	Liabilities	Net exposures
	HK$	HK$	HK$

31 March 2010

Renminbi	1,651,623,773	(55,463,672)	1,596,160,101
United States dollar	35,156,225	(32,959)	35,123,266

	1,686,779,998	(55,496,631)	1,631,283,367

31 March 2009

Renminbi	1,159,341,335	(30,331,143)	1,129,010,192
United States dollar	14,509,224	(31,362)	14,477,862

	1,173,850,559	(30,362,505)	1,143,488,054

Amounts in the above table are based on the carrying value of the assets and liabilities.

Currency sensitivity

As the HKD is pegged to the United States dollars (“USD”), the Fund does not expect any significant movements in USD/HKD exchange rate. At 31 March 2010, had the HKD strengthened by 5% in relation to the above currencies except for USD, with all other variables held constant, net assets attributable to unitholders would have decreased by the amounts shown in the following page.

Notes to the financial statements

For the year ended 31 March 2010

11                  Financial instruments and associated risks (continued)

(a)                Market risk (continued)

(iii)            Currency risk (continued)

HK$

31 March 2010

Renminbi	79,808,005

Total	79,808,005

31 March 2009

Renminbi	56,450,510

Total	56,450,510

A 5% weakening of the HKD against the above currencies would have resulted in an equal but opposite effect on the basis that all other variables remain constant.

(b)                Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into with the Fund. The Fund’s exposure to credit risk is monitored by the Manager on an ongoing basis. At 31 March 2010, all the Fund’s financial assets were exposed to credit risk.

Credit risk arising on transactions with brokers relates to transactions awaiting settlement. Risk relating to unsettled transactions is considered small due to the short settlement period involved and the high credit quality of the brokers used.

Substantially all of the assets of the Fund are held by the Trustee or Bank of Communications Co., Ltd (the “QFII Custodian”). Bankruptcy or insolvency of the Trustee or the QFII Custodian may cause the Fund’s rights with respect to securities held by the Trustee or the QFII Custodian to be delayed or limited.

The majority of the cash held by the Fund is deposited with Bank of Communications Co., Ltd and The Hongkong and Shanghai Banking Corporation Limited (the “banks”). Bankruptcy or insolvency of the banks may cause the Fund’s rights with respect to the cash held by the banks to be delayed or limited. The Fund monitors the credit rating of the banks on an ongoing basis.

The carrying amounts of financial assets best represent the maximum credit risk exposure at the date of the statement of assets and liabilities.

At both 31 March 2010 and 2009, there were no significant concentrations of credit risk to counterparties except to the Trustee, the QFII Custodian and the banks.

(c)                 Liquidity risk

Liquidity risk is the risk that the Fund will encounter difficulty in meeting obligations arising from its financial liabilities that are settled by delivering cash or another financial asset, or that such obligations will have to be settled in a manner disadvantageous to the Fund.

The Fund’s policy to manage liquidity is to have sufficient liquidity to meet its liability without incurring undue losses or risking damage to the Fund’s reputation.

Notes to the financial statements

For the year ended 31 March 2010

11                  Financial instruments and associated risks (continued)

(c)                 Liquidity risk (continued)

The Fund’s equity investments are considered to be readily realisable under normal condition as they are all listed on stock exchanges in Hong Kong or the PRC.

The Fund has one class of units in issue which is not redeemable by the unitholders. All financial liabilities are repayable on demand or have contractual maturities of less than three months. At both 31 March 2010 and 2009, there were no significant exposures to liquidity risk for the Fund.

(d)                Capital Management

At 31 March 2010, the Fund had $3,403,444,993 of capital classified as equity.

The Fund’s objective in managing the capital is to ensure a stable and strong base to maximise returns to all investors. The Manager manages the capital of the Fund in accordance with the Fund’s investment objectives and policies stated in the Trust Deed.

There were no changes in the policies and procedures during the year with respect to the Fund’s approach to its capital management.

The Fund is not subject to externally imposed capital requirements.

12                  Fair value information

The Fund’s financial instruments are measured at fair value on the date of statement of assets and liabilities. Fair value estimates are made at a specified point in time, based on market conditions and information about the financial instruments. Usually, fair values can be reliably determined within a reasonable range of estimates. For certain other financial instruments, including dividend and other receivables, taxation, amounts payable on purchase of investments, accrued expenses and other payables, the carrying amounts approximate fair values due to the immediate or short-term nature of these financial instruments.

Valuation of financial instruments

The Fund’s accounting policy on fair value measurements is detailed in significant accounting policy in note 2(c)(iv).

The Fund measures fair values using the three levels of fair value hierarchy defined in HKFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•                         Level 1: Quoted market price (unadjusted) in an active market for an identical instrument.

•                          Level 2: Valuation techniques based on observable inputs, either directly (i.e. as prices) or indirectly (i.e. derived from prices). This category includes instruments valued using: quoted market prices in active markets for similar instruments; quoted prices for identical or similar instruments in markets that are considered less than active; or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

•                         Level 3: Valuation techniques using significant unobservable inputs.

All investments held by the Fund are listed on stock exchanges of Hong Kong or the PRC, their fair values are based on quoted market price in active markets.

Notes to the financial statements

For the year ended 31 March 2010

12                  Fair value information (continued)

The following analyses financial instruments measured at fair value at 31 March 2010 by the level in the fair value hierarchy into which the fair value measurement is categorised.

	2010
	Level 1	Total
	HK$	HK$

Listed equities	3,307,881,739	3,307,881,739

There were no significant transfers of financial instruments between fair value hierarchy levels during the year.

13                  Segment information

The Manager makes the strategic resource allocation on behalf of the Fund and has determined the operating segments based on the internal reports reviewed which are used to make strategic decisions.

The Manager considers that the Fund has one single operating segment based on one single and integrated investment strategy by investing in the securities of companies listed in Hong Kong or listed elsewhere and having substantial business or operations in Hong Kong and the PRC as stipulated in the Trust Deed. There were no changes in the operating segment during the year.

All revenues generated from debt instruments and listed equities by the Fund are disclosed in note 5. The segment information provided to the Manager is the same as that disclosed in the statement of comprehensive income and statement of assets and liabilities.

The Fund is domiciled in Hong Kong. All of the Fund’s income from investments is from equities listed in Hong Kong and the PRC.

14                  Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting year ended 31 March 2010

Up to the date of issue of these financial statements, the HKICPA has issued certain amendments, new standards and interpretations which are not yet effective for the year ended 31 March 2010 and which have not been adopted in these financial statements.

Of these developments, the following relates to matters that may be relevant to the Fund’s operations and financial statements:

Effective for
accounting periods
beginning on or after

Improvements to HKFRS 2009	1 July 2009 or 1 January 2010

HKFRS 9, Financial instruments	1 January 2013

The Fund is currently in the process of evaluating the potential impact of these standards. Therefore, the Fund is unable to disclose the impact that adopting them will have on the Fund’s results of operations and financial position.

Investment portfolio

As at 31 March 2010

	HSBC China Dragon Fund
			% of total
			net assets
		Market	attributable to
	Holdings	value	unitholders
		HK$

Equities

Listed investments

The People’s Republic of China

Angang Steel Co Ltd	1,453,674	19,329,929	0.57
Beijing SL Pharmaceutical Co Ltd	433,722	22,812,769	0.67
Beijing Yanjing Brewery Co Ltd	824,468	19,075,393	0.56
Changchun Faway Automobile Components Co Ltd	1,280,000	38,976,880	1.14
Chengdu B-ray Media Co Ltd	2,473,581	85,254,537	2.50
China Merchants Bank Co Ltd	7,006,023	129,740,239	3.81
China Merchants Property Development Co Ltd	1,332,900	36,660,856	1.08
China Minsheng Banking Corp Ltd	6,687,000	58,493,337	1.72
Fujian Dongtai (Group) Co Ltd	2,729,920	35,710,546	1.05
Gree Electric Appliances Inc	2,506,780	80,382,226	2.36
GRG Banking Equipment Co Ltd	609,400	23,187,146	0.68
Harbin Air Conditioning Co Ltd	1,262,499	30,100,316	0.88
Harbin Pharm Group Co Ltd	1,684,000	33,330,365	0.98
Huangshan Tourism Development	1,057,900	25,077,894	0.74
Liaoning Cheng Da Co Ltd	583,800	23,175,988	0.68
Mesnac Co Ltd	897,945	24,411,607	0.72
Ping An Insurance Group Co of China Ltd	1,357,400	77,788,382	2.28
Qinghai Salt Lake Industry Group Co Ltd	582,900	14,891,983	0.44
Rongxin Power Electronic Co Ltd	163,600	8,497,045	0.25
Shandong Dong-E E-Jiao Co Ltd	1,420,406	45,530,479	1.34
Shandong Gold Mining Co Ltd	217,932	17,270,923	0.51
Shandong Luyang Share Co Ltd	296,700	7,863,614	0.23
Shanghai International Airport Co Ltd	815,100	17,189,742	0.50
Shanghai Kehua Bio-Engineering Co Ltd	712,979	20,031,913	0.59
Shanghai Metersbonwe Fashion & Accessories Co Ltd	1,513,384	40,385,539	1.19
Shanghai Pudong Development Bank Co Ltd	4,387,478	113,688,727	3.34
Shanghai Zhangjiang High-Tech Park Development Co Ltd	1,145,969	15,968,264	0.47
Shanxi Xishan Coal & Electricity Power Co Ltd	1,096,900	44,044,377	1.29
TCL Corp	2,584,600	15,934,607	0.47
Tellhow Sci-Tech Co Ltd	2,388,790	50,649,203	1.49
Telling Telecommunication Holding Co Ltd	1,060,100	17,496,975	0.51
Weichai Power Co Ltd	216,851	16,968,188	0.50
Xiamen Faratronic Co Ltd	935,300	22,022,672	0.65
Xinjian Goldwind Science & Technology Co Ltd	624,300	24,513,925	0.72
Yantai Moon Co Ltd	359,100	8,116,373	0.24
Yantai Wanhua Polyurethanes Co Ltd	2,848,790	76,928,964	2.26
Yinchuan Xinhua Department Store Co Ltd	992,728	33,278,147	0.98
Wuliangye Yibin Co Ltd	1,381,000	44,220,211	1.30
Zhejiang Tianma Bearing Co Ltd	1,427,074	46,880,520	1.38
ZTE Corp	1,369,024	66,183,347	1.94

		1,532,064,148	45.01

Investment portfolio

As at 31 March 2010

	HSBC China Dragon Fund
			% of total
			net assets
		Market	attributable to
	Holdings	value	unitholders
		HK$

Equities

Listed investments

Hong Kong

Air China Ltd	3,426,000	27,408,000	0.81
Aluminum Corp of China Ltd	1,448,000	11,584,000	0.34
Anhui Conch Cement Co Ltd	444,000	22,732,800	0.67
Anta Sports Products Ltd	3,476,000	44,492,800	1.31
Bank of China Ltd	27,561,000	113,551,320	3.34
Bank of Communications Co Ltd	4,086,000	37,795,500	1.11
Beijing Enterprises Holdings Ltd	93,000	4,984,800	0.15
Belle International Holdings Ltd	3,312,000	34,312,320	1.01
Byd Co Ltd	205,500	15,895,425	0.47
China Agri-Industries Holdings Ltd	2,263,000	24,214,100	0.71
China Construction Bank Corp	25,131,000	159,330,540	4.68
China COSCO Holdings Co Ltd	980,000	10,054,800	0.30
China Everbright Ltd	480,000	9,936,000	0.29
China Green Holdings Ltd	339,000	3,315,420	0.10
China Life Insurance Co Ltd	3,561,000	132,113,100	3.88
China Lilang Co Ltd	569,000	4,290,260	0.13
China Merchants Holdings International Co Ltd	436,000	12,382,400	0.36
China Mobile Ltd	147,000	10,973,550	0.32
China Oilfield Services Ltd	1,414,000	16,119,600	0.47
China Overseas Land & Investment Ltd	548,801	9,614,994	0.28
China Pacific Insurance Group Co Ltd	298,600	10,286,770	0.30
China Resources Enterprise Ltd	1,474,000	42,156,400	1.24
China Resources Land Ltd	818,000	13,807,840	0.41
China Shenhua Energy Co Ltd	1,846,000	61,748,700	1.81
China Shineway Pharmaceutical Group Ltd	882,000	18,874,800	0.55
China Shipping Development Co Ltd	522,000	6,618,960	0.19
China Unicom Hong Kong Ltd	2,318,000	20,143,420	0.59
China Yurun Food Group Ltd	2,021,000	47,897,700	1.41
CNOOC Ltd	8,583,000	109,175,760	3.21
Comba Telecom Systems Holdings Ltd	3,694,160	36,719,950	1.08
COSCO Pacific Ltd	1,930,000	22,696,800	0.67
Dongfang Electric Co Ltd	62,000	2,703,200	0.08
Dongfeng Motor Group Limited	3,076,000	38,880,640	1.14
Fook Woo Group Holdings Ltd	686,000	1,845,340	0.05
Fushan International Energy Group Ltd	1,112,000	6,560,800	0.19
Golden Eagle Retail Group Ltd	289,000	4,479,500	0.13
Gome Electrical Appliances Holdings Ltd	1,749,000	4,564,890	0.13
Great Wall Motor Co Ltd	1,248,500	20,050,910	0.59
Haier Electronics Group Co Ltd	4,295,000	23,450,700	0.69
Industrial and Commercial Bank of China	11,524,000	68,106,840	2.00
Jiangsu Expressway Co Ltd	1,578,000	11,487,840	0.34
Jiangxi Copper Co Ltd	1,124,000	19,580,080	0.58
Kunlun Energy Co Ltd	2,646,000	28,788,480	0.85

Investment portfolio

As at 31 March 2010

	HSBC China Dragon Fund
			% of total
			net assets
		Market	attributable to
	Holdings	value	unitholders
		HK$

Equities

Listed investments

Hong Kong (continued)

Lenovo Group Ltd	1,874,000	10,025,900	0.29
Li Ning Co Ltd	906,000	25,503,900	0.75
Loudong General Nice Resources China Holdings Ltd	9,489,000	12,335,700	0.36
Nine Dragons Paper Holdings Ltd	2,699,000	34,871,080	1.02
Parkson Retail Group Ltd	486,500	6,480,180	0.19
PetroChina Co Ltd	2,882,000	26,139,740	0.77
Ping An Insurance (Group) Co of China Ltd	797,000	53,199,750	1.56
Poly (Hong Kong) Investment Ltd	2,933,000	28,978,040	0.85
Pou Sheng International Holdings Ltd	5,666,000	7,989,060	0.23
Shimao Property Holdings Ltd	640,000	9,139,200	0.27
Sinofert Holdings Ltd	994,000	4,602,220	0.13
Skyworth Digital Holdings Ltd	5,028,000	45,603,960	1.34
TCL Communication Technology Holdings Ltd	665,000	2,593,500	0.08
Tencent Holdings Ltd	365,000	56,721,000	1.67
Vtech Holdings Ltd	43,000	3,596,950	0.11
Want Want China Holdings Ltd	1,087,000	5,978,500	0.18
Weichai Power Co Ltd	275,000	17,875,000	0.52
Xinao Gas Holdings Ltd	1,502,000	29,799,680	0.88
Zhongsheng Group Holdings Ltd	889,500	10,229,250	0.30
Zijin Mining Group Co Ltd	1,610,000	9,837,100	0.29
ZTE Corp	780,000	36,621,000	1.08

		1,763,848,759	51.83

United States of America

Sina Corp	40,900	11,968,832	0.35

Total investments
(Total cost of investments: $2,880,837,959)		3,307,881,739	97.19

Other net assets		95,563,254	2.81

Total net assets attributable to unitholders		3,403,444,993	100.00

Statement of movements in portfolio holdings

For the year ended 31 March 2010

	% of total net assets
	attributable to unitholders
	2010	2009

Equities	97.19	96.89
Bonds	—	0.11

Total investments	97.19	97.00

Other net assets	2.81	3.00

Total net assets attributable to unitholders	100.00	100.00

Performance table

For the year ended 31 March 2010

(a)                 Total net asset value

Year/period end

31 March 2010	HK$	3,403,444,993
31 March 2009	HK$	2,281,953,432
31 March 2008	HK$	3,370,192,394

(b)                 Total net asset value per unit

Year/period end

31 March 2010	HK$	9.15
31 March 2009	HK$	6.14
31 March 2008	HK$	9.06

(c)                  Price record

The Fund is a closed-ended fund listed on The Stock Exchange of Hong Kong Limited and no unitholders may demand redemption of their units. In general, closed-ended funds may trade on the exchange at a discount or at a premium to their net asset value. There is no assurance that the units will be traded at a price that is equal to the net asset value. As the market price of the units may be determined by factors such as the net asset value and market supply and demand for the units, there is a risk that the units will be traded at a discount to its net asset value. In times of market disruption or when there is an insufficient number of buyers and/or sellers of the units, the bid/ask spread of the market price of the units may widen significantly.

	Net asset value per unit
Year/Period	Lowest	Highest
	HK$	HK$

2010	6.22	9.70
2009	4.12	10.22
20 June 2007 (date of inception) to 31 March 2008	8.62	13.94

Administration and management

Directors of the Manager	Manager

Executive Directors:	HSBC Global Asset Management (Hong Kong) Limited
APENBRINK, Rudolf Eduard Walter	HSBC Main Building
CONXICOEUR, Patrice Pierre Henri	1 Queen’s Road Central
LAM, Po Yee	Hong Kong
STOKES, Edmund Richard
Investment Adviser
Non-Executive Directors:
CHEANG, Wai Wan Louisa	Halbis Capital Management (Hong Kong) Limited
FRIED, David Lawrence	HSBC Main Building
LEECH, Paul Ernest	1 Queen’s Road Central
LEUNG, Wing Cheung William	Hong Kong
McCOMBE, Mark Seumas
COVERDALE, John Edward (appointed on 4 May 2009)	QFII Custodian
FLINT, John Michael (appointed on 1 January 2010)
PACTON, Olivier (appointed on 15 March 2010)	Bank of Communications Co., Ltd
YUEN, Jeanie (appointed on 4 May 2009 and resigned on 18 May 2009)	188, Yin Cheng Zhong Road
AMANDINI, Peter James (resigned on 4 May 2009)	Shanghai 200120
CHENG, Hoi Chuen Vincent (resigned on 4 February 2010)	The People’s Republic of China
ENGEL, Conrado (resigned on 18 May 2009)
LEUNG, Ko May Yee Margaret (resigned on 4 May 2009)	Auditor

Trustee	KPMG
Certified Public Accountants
HSBC Institutional Trust Services (Asia) Limited	8th Floor, Prince’s Building
HSBC Main Building	10 Chater Road
1 Queen’s Road Central	Central
Hong Kong	Hong Kong

Registrar and Processing Agent

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

Issued by HSBC Global Asset Management (Hong Kong) Limited